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                                                  OMB APPROVAL
                                        ----------------------------------
                                        OMB NUMBER:            3235-0145
                                        EXPIRES:        OCTOBER 31, 1994
                                        ESTIMATED AVERAGE BURDEN
                                        HOURS PER RESPONSE.........14.90
                                        ----------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT _____)*


                             Rural/Metro Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities

                                    781748108
                     ---------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities describe in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                     ------------------
CUSIP No.     781748108              13G                    Page 2 of 5 Pages
-----------------------                                     ------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Rural/Metro Corporation Employee Stock Ownership Plan
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                     (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Arizona
--------------------------------------------------------------------------------
        NUMBER OF           5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                          ------------------------------------------------------
                            6        SHARED VOTING POWER

                                     1,072,470
                          ------------------------------------------------------
                            7        SOLE DISPOSITIVE POWER

                                     1,072,470
                          ------------------------------------------------------
                            8        SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,072,470
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         / /

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.1%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         EP
--------------------------------------------------------------------------------
**Participants under the Plan have voting power as to shares allocated to their account and the Plan trustee has voting power as to unallocated shares.

                                                               Page 3 of 5 Pages


ITEM 1.

         (a)      Name of Issuer  - Rural/Metro Corporation

         (b)      Address of Issuer's Principal Executive Offices
                        8401 E. Indian School Road, Scottsdale, Arizona  85251

ITEM 2.

         (a) Name of Person Filing - Rural/Metro Corporation Employee Stock Ownership Plan

         (b)      Address of Principal Business Office or, if none, Residence
                          8401 E. Indian School Road, Scottsdale, Arizona  85251

         (c)      Citizenship or Place of Organization  - Arizona

         (d)      Title of Class of Securities - Common Stock

         (e)      CUSIP Number - 781748108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS

         A:  Not applicable

         (a)  / /  Broker or Dealer registered under Section 15 of the Act

         (b)  / /  Bank as defined in section 3(a)(6) of the Act

         (c)  / /  Insurance Company as defined in section 3(a)(19) of the Act

         (d) / / Investment Company registered under section 8 of the Investment Company Act

         (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

         (g)  / /  Parent Holding Company, in accordance with Section 240.13d-1
                   (b)(ii)(G)

         (h)  / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


ITEM 4.  OWNERSHIP


         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as

                                                              Page 4 of 5 Pages


of that date and identify those shares which there is a right to acquire.

         (a)   Amount Beneficially Owned - 1,072,470

         (b)   Percent of Class - 9.1%

         (c)   Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote - None
               (ii) shared power to vote or to direct the vote - 1,072,470 shares
               (iii)  sole power to dispose or to direct the disposition of
                      - 1,072,470 shares
               (iv) shared power to dispose or to direct the disposition of - None

               With respect to the amount of shares set forth in item 4(c)(ii), participants under the Plan have voting power as to the shares allocated to their account and the Plan trustee has voting power as to unallocated shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10.      CERTIFICATION

              Not applicable.

                                                              Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ February 12, 1997
                              ---------------------

                                      Date

                             RURAL/METRO CORPORATION
                      EMPLOYEE STOCK OWNERSHIP PLAN & TRUST


                          By:  /s/ Julian F. Weltsch
                               ------------------------------
                                   Julian F. Weltsch, Trustee